1/3 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES TRANSACTIONS UNDER THE BUYBACK PROGRAM Amsterdam, 19 July 2024 Ferrovial (Ticker: “FER”) refers to the announcement disclosed to the market on 11 April 2024, regarding the implementation of a buyback program for its treasury shares, with the purpose of cancelling the shares to be repurchased reducing the Company’s share capital (the “Program”). The Company reports that, during the period between 10 and 17 July 2024, it has carried out the following transactions under the Program.

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3/3 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. Within the framework of the Program, since its beginning up to and including 17 July 2024, the Company has repurchased a total of 5,002,593 shares for a total amount of 183,182,863.75 euro. Note: The Bloomberg closing EURUSD exchange rate has been applied to determine the EUR countervalue of Nasdaq transactions. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue- chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.